AMERICAN MOLD GUARD, INC

     30200 Rancho Viejo Road, Suite E San Juan Capistrano, California 92675

April 25, 2008

Mr. William H. Demarest IV Staff Accountant

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 Washington, D.C. 20549

Re: American Mold Guard, Inc. Item 4.01 Form 8-K Filed April 15, 2008 File No. 1-32862

Dear Mr. Demarest:

     This letter responds to your comments set forth in a letter dated April 16, 2008 regarding the above-referenced filing (the “Form 8-K”) filed by American Mold Guard, Inc. (the “Company”). For ease of reference, your comments have been incorporated in this letter in bold type and precede our responses. If you have any questions regarding the responses to your comments, please feel free to contact me at (310) 342-6800.

Exhibit 16

1. Please file an amendment to your Form 8-K that includes a letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

     A letter from the Company’s former accountants indicating whether or not they agree with the Company’s disclosures made in Item 4.01 of the Form 8-K has been attached as Exhibit 16.1 to an amendment to the Form 8-K.

     In connection with the Company’s response to your letter dated April 16, 2008, the Company acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and all amendments thereto;

·	Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. William H. Demarest IV, Staff Accountant United States Securities and Exchange Commission April 25, 2008 Page 2

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

/s/ John W. Martin, Corporate Secretary of American Mold Guard, Inc.